ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF FEBRUARY 1, 2024 DATE AND TIME: On February 1, 2024, at 9:00 a.m. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The majority of the elected members, with the attendance of Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY MADE: 1. Elected to the position of Officer of the Company CRISTIANO GUIMARÃES DUARTE, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 52.635.293-0 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 024.311.796-56, domiciled in the city and state of São Paulo, at Avenida Brigadeiro Faria Lima, 3.500, 2º andar, Itaim Bibi, CEP 04538-132, for the annual term of office in course, which will be effective until the members elected in the meeting of this Board after the Annual General Stockholders’ Meeting of 2024 take office. 1.1 It is recorded that the elected Officer: (i) submitted substantiating documents of compliance with prior conditions for eligibility pursuant to articles 146 and 147 of Law No. 6,404/76 and current regulations, particularly in Resolution No. 4,970/21 of the National Monetary Council (“CMN”) and in Attachment K of Resolution No. 80/22 of the Brazilian Securities and Exchange Commission (“CVM”), including clearance certificates, and all these documents were filed at the Company’s head office; and (ii) shall be vested in their positions following ratification of their election by the Central Bank of Brazil (“BCB”). 2. It is recorded the transfer of the responsibilities for (i) Adjusting the Products, Services and Operations to the Client’s profile – CVM Resolution No. 30/21; and (ii) Operations carried out with securities in regulated markets – CVM Resolution No. 35/21, to Officer Cristiano Guimarães Duarte from Officer Carlos Fernando Rossi Constantini, and these responsibilities will be in charge of Carlos Fernando Rossi Constantini until the former takes office. 3. It is also recorded that the other positions of the Board of Officers and their responsibilities remained unchanged. CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted these minutes and, after they were read and approved by all, they were signed by the meeting attendees. São Paulo (SP), February 1, 2024. (undersigned) Pedro Moreira Salles SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF FEBRUARY 1, 2024 page 2 and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barreto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes – Board members. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence